July 22, 2021

VIA EDGAR CORRESPONDENCE

DeCarlo McLaren

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (the "Trust") (File Nos. 333-28339; 811-08239)

Dear Mr. McLaren:

On May 14, 2021, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 121 under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 123 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed for the purpose of adding a new mutual fund to the Trust – the Bitcoin Strategy ProFund (the "Fund").

We received comments from you relating to the Amendment. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's Prospectus and Statement of Additional Information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

General

1.Comment: Please respond to all comments in a letter filed as correspondence on Edgar. Please complete all brackets and blanks in your next filing with the Commission. At least one week prior to effectiveness, please provide the Staff with a completed fee table and expense example for our review. Additionally, if any expense limitation applies to a fee reflected in the fee table, please confirm that the expense limitation agreement continues for at least one year from the effective date of the Prospectus.

Response: The Trust will complete all brackets and blanks in the B-Filing. The Trust will provide the Staff, supplementally, with a completed fee table and expense example one week prior to effectiveness. Additionally, the Trust confirms that any expense limitation reflected in the fee table will continue for at least one year from the effective date of the Prospectus.

Prospectus

Summary Section

2.Comment: The first sentence under "Principal Investment Strategies" states that "[t]he Fund seeks to provide capital appreciation primarily through actively managed exposure to Bitcoin futures contracts." Please clarify whether the Fund is subject to an 80% policy pursuant to Rule 35d-1 under the 1940 Act.

Response: The Trust confirms the Fund will not be subject to an 80% policy pursuant to Rule 35d-1 as its name connotes an investment strategy.

3.Comment: With respect to the language referenced in Comment 2, please clarify what is meant by "primarily."

Response: The Trust has revised the referenced disclosure as follows:

The Fund seeks to provide capital appreciation ~~primarily through actively managed exposure to~~ by investing all or substantially all of its assets through actively managed exposure to Bitcoin futures contracts.

4.Comment: The second sentence in this section states that "[t]Fund may also invest in pooled investment vehicles and other instruments that provide exposure to Bitcoin or Bitcoin futures contracts." Please clarify what "other instruments" are referenced here.

Response: The Trust has removed the sentence and related references to Bitcoin-related investments in the summary prospectus.

5.Comment: In the second paragraph under "Principal Investment Strategies", please define "Bitcoin Protocol" or provide a cross-reference to the description on pg. 8 of the Statutory Prospectus.

Response: The Trust has revised the disclosure to include a cross-reference to the Statutory Prospectus as follows:

This is commonly referred to as the Bitcoin Protocol (and is described in more detail in the section entitled "The Bitcoin Protocol" in the Fund's Prospectus).

6.Comment: Additionally, please clarify what is meant by the concept that users may choose which version of the Bitcoin software to run. Specifically, clarify whether choosing to run a different version of the Bitcoin software creates multiple digital assets. Supplementally, please explain how the Fund will address "forks" and the potential impact of forks on the Bitcoin Futures in which the Fund intends to invest.

Response: The Trust has added the following after the second paragraph in the section entitled "Principal Investment Strategies" in the Summary section:

From time to time, the developers suggest changes to the Bitcoin software. If a sufficient number of users and miners elect not to adopt the changes, a new digital asset, operating on the earlier version of the Bitcoin software, may be created. This is often referred to as a "fork." The price of the Bitcoin futures contracts in which the Fund invests may reflect the impact of these forks.

The Fund intends to invest in cash-settled, front-month Bitcoin futures contracts issued by the CME and linked to the CME CF Bitcoin Reference Rate. The CME has announced protocols to address the impact of forks on these futures contracts. Specifically, the CME considers a hard fork of the Bitcoin Blockchain where both forks continue to be actively mined and traded but may not be fungible with each other. In that event, CME will decide what action to take to align the futures contract exposure with cash market exposures as it deems appropriate. This action will be reflected in the price of the CME Bitcoin futures contracts held by the Fund, and therefore, the Fund does not expect, and should not need, to take any further action with respect to such forks.

7.Comment: In the paragraph preceding the example table, please revise the language to apply to holding Fund shares.

Response: The Trust has revised the disclosure as follows:

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of each period.

8.Comment: With respect to the description of Bitcoin futures contracts in the "Principal Investment Strategies", please supplementally explain whether there are capacity constraints given existing volumes and open interest positions in the Bitcoin futures market that would limit the size of the Fund's exposure to Bitcoin futures or the capacity for the Fund and other similar funds, and whether the Advisor expects investment by the Fund and other similar funds to have a material impact on the price of such contracts. Please provide data analysis to support your conclusion. Additionally, please explain whether there is potential for herd behavior for your Fund and funds that utilize a similar investment strategy.

Response: The Advisor does not expect that the current level of existing CME Bitcoin futures volumes and open interest would create capacity constraints for the Fund or otherwise limit the Fund's ability (or the ability of similar products) to obtain the desired exposure to Bitcoin futures contracts, or that the Fund's futures transactions (and transactions by similar products are likely to have a material impact on the price of such contracts.

The current volume and open interest in CME Bitcoin futures contracts has increased significantly since such contracts began trading. See, https://www.cmegroup.com/education/bitcoin/futures- liquidity-report.html .   For example, the average daily notional volume and open interest in the front month CME Bitcoin futures contract was $2.12 billion and $1.33 billion in May 2021, an increase of 530% and 420% over May 2020, respectively.

The Advisor believes the current level of futures volumes and open interest indicate a market of sufficient size and liquidity and, given the anticipated size of the Fund, will not create capacity constraints or exposure limits for the Fund (or similar products). For the same reasons, the Advisor does not believe the Fund's futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts. Importantly, unlike the supply of equity securities, which typically is fixed by the number of shares issued, additional futures contracts may be created whenever there is sufficient interest in such contracts.

This principle is illustrated by the growth in volume and open interest of CME futures contracts and the high degree of correlation between the price of Front Month CME Bitcoin Futures and the CF Bitcoin-Dollar US Settlement Price. As you can see from the first chart below, open interest

Front Month CME Bitcoin Futures - Monthly Average, Jan. 2019 to Jun. 2021
Contracts
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Contract Volume
Contract Open Interest
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21

Front Month CME Bitcoin Futures vs. CF Bitcoin-Dollar US Settlement Price
Rolling 1-Month Correlation - Monthly, Jan. 2019 to Jun. 2021
1.000
0.995
0.990
0.985
0.980
0.975
0.970
0.965
0.960
0.955
0.950
0.945
0.940
0.935
0.930
0.925
0.920
0.915
0.910
0.905
0.900
0.9908
0.9143
Rolling 1-Month Correlation
Full Sample Correlation = 0.9859
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21

has moved with contract volume. The second chart shows that significant increases in contract volume have not resulted in significant deviations between the price of front Month CME Bitcoin Futures and the value of spot bitcoin as measured by the CF Bitcoin-Dollar US Settlement Price, which were highly correlated during the measurement period.

Front Month CME Bitcoin Futures
Bid-Ask Spread - Daily, Jan. 6, 2021 to Jul. 20, 2021
Bid-Ask Spread
Average = 0.10%
0.350%
0.325%
0.300%
0.275%
0.250%
0.225%
0.200%
0.175%
0.150%
0.125%
0.100%
0.075%
0.050%
0.025%
0.000%
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21

1-Month Correlation Minimum = 0.9143 (Jan. 2, 2020)

1-Month Correlation, as of May 19, 2021 = 0.9908

This point is further supported by an analysis of the bid-ask spreads on the Front Month CME Bitcoin futures contracts (this analysis uses a shorter sample due to intraday data availability). If demand had a material impact on price, we would expect to see widening spreads as demand increases. Instead, as illustrated below, spreads clustered around the mean throughout the period.

As the assets of the Fund and similar products grow, the Fund and such products will need to enter into additional CME bitcoin futures contracts to achieve their desired exposures. As illustrated by the data provided above, the Advisor expects the market will meet this demand with a corresponding increase in open interest and trading volumes without a detrimental impact on the price of such contracts.

As with other types of futures contracts and securities tracking a benchmark or index, there is the always the possibility that investors seeking exposure to such benchmark or index may utilize similar, or even identical, investment strategies or that investors seeking to change their exposure or "roll" their futures positions will seek to do so within the same general period of time (i.e., "herd behavior"). However, since the Fund is actively managed and has flexibility as to when and how to achieve its investment objective and obtain (or liquidate) its investment exposure, the Advisor believes these risks are mitigated with respect to the Fund. Nevertheless, in the "Liquidity Risk" discussion on page 6 of the Prospectus, the Advisor has included risk disclosure warning investors about potentially illiquid markets and the potential impact of trading by the Fund and other market participants on the liquidity and price of the CME futures contracts traded by the Fund.

9.Comment: With respect to the description of Bitcoin futures contracts in the "Principal

Investment Strategies", please clarify what is meant by "fully exposed" and "front-month futures."

Response: The Trust has revised the referenced sentence as follows:

The Fund seeks to ~~remain fully exposed to~~ invest in cash settled, front-month Bitcoin futures even during adverse market conditions. Front-month Bitcoin futures contracts are those contracts with the shortest time to maturity.

10.Comment: With respect to the description of Bitcoin futures contracts in the "Principal Investment Strategies", please clarify what percentage of the Fund's assets will be invested in the Cayman subsidiary. Additionally, please identify the wholly-owned subsidiary, whether it is managed by the adviser, and whether the subsidiary is overseen by a separate board. Please describe any potential negative tax consequences with respect to the investment in the Cayman subsidiary.

Response: The Trust has revised the referenced disclosure as follows:

The Fund expects to gain exposure to Bitcoin futures contracts by investing a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands and advised by ProFund Advisors. The Fund generally expects to invest approximately 25% of its total assets in this subsidiary. The Fund may, however, exceed this amount from time to time if the Advisor believes doing so is in the best interest of the Fund, such as to help the Fund achieve its investment objective or manage the tax efficiency of the Fund.

The Trust believes the disclosure of additional details of the Cayman Subsidiary requested by the Staff's comments are more appropriately addressed in the Statutory Prospectus and has revised the "Principal Investment Strategies" in the Statutory Prospectus to include the following new section.

Investment in the Cayman subsidiary

The Fund expects to gain exposure to Bitcoin futures contracts by investing a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands, the ProFunds Bitcoin Strategy Portfolio (the "Portfolio"). The Portfolio will be managed and advised by ProFund Advisors and overseen by the Portfolio's board of directors.

Supplementally, the Trust notes that the board of directors of the Portfolio is separate and distinct from the Board of Trustees of the Trust and comprised of different members. The Trust further notes that its investment in the Cayman subsidiary will comply with the diversification requirements applicable to regulated investment companies.

Additionally, the Trust has revised the discussion of the diversification requirements in the section entitled "Taxation – Overview" in the Statement of Additional Information to describe the risk and that the Fund will fail to meet the diversification requirement applicable to regulated investment companies as a result of its investment in the Cayman subsidiary.

11.Comment: With respect to the Cayman subsidiary:

(a)Please enhance the disclosure to include that the Fund complies with Section 8 of the 1940 Act and Section 18 of the 1940 Act on an aggregate basis with the subsidiary.

(b)Please confirm the adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act and that the Fund will include the investment advisory agreement between the subsidiary and its adviser as a material contract in its registration statement. The Staff notes that if the same entity serves as adviser to the Fund and the Subsidiary, the reviews of the agreements may be combined for purposes of complying with Section 15(c) of the 1940 Act.

(c)Please confirm that the subsidiary will comply with the requirements of Section 17 of the 1940 Act. Additionally, please identify the custodian of the subsidiary.

(d)Please confirm supplementally, that the financial statements of the subsidiary will be consolidated with the Fund.

(e)Please confirm that any principal strategies and risks of the subsidiary are disclosed as part of the strategy and risks of the Fund.

Response:

(a)The Trust respectfully declines to include additional requested disclosure. The Trust believes such disclosure, referencing specific code sections of the 1940 Act, is unnecessarily technical and potentially confusing for investors. The Trust confirms that the Fund intends to comply with the requirements of Section 8 and Section 18 on an aggregate basis with the subsidiary.

(b)The Trust so confirms.

(c)The Trust confirms that the subsidiary will comply with requirements of Section 17 of the 1940 Act. The Trust notes that UMB Bank, N.A., the Fund's custodian will serve as Custodian to the subsidiary.

(d)The Trust so confirms.

(e)The Trust so confirms.

12.Comment: With respect to the Investment Strategy Risk, in plain English, please clarify what is meant by "spot".

Response: The Trust has revised the disclosure as follows:

The price of Bitcoin futures should be expected to differ from the current~~, or~~ cash price of Bitcoin, which is sometimes referred to as the "spot" price of Bitcoin.

13.Comment: With respect to the "Other Pooled Investment Vehicles" description under "Principal Investment Strategies", as there are currently no exchange-traded funds that provide such exposure, please delete the reference or clarify. Please clarify if the Fund intends to invest in unregistered vehicles. If so, please disclose whether the Fund will invest in the Grayscale Bitcoin Trust and if necessary, provide appropriate risk disclosure. The Staff notes that any investments beyond Grayscale Bitcoin Trust will be closely considered by the Staff in terms of its valuation, liquidity, and custody implications. Additionally, please clarify whether the Fund will be investing in foreign ETFs and provide corresponding disclosure.

Response: The Trust has removed the reference to Other Pooled Investment Vehicles from the Summary Prospectus and replaced it with a reference to Canadian Exchange Traded Funds.

Under normal market conditions, the Fund intends to invest no more than 10% of its assets in ETFs organized as Canadian alternative mutual funds and listed for trading on stock exchanges in Canada. The Fund does not intend to invest in the Grayscale Bitcoin Trust or similar vehicles.

The Trust has replaced the "Other Pooled Investment Vehicles" disclosure in the principal investment strategies in the Summary section with the following:

Canadian Exchange Traded Funds – In limited circumstances, for example to manage inflows and outflows or respond to unusual market conditions or increases in margin requirements, the Fund may invest in the securities of exchange traded funds, or "ETFs", organized and listed for trading in Canada. The shares of these ETFs represent an interest in a portfolio of Bitcoin.

Additionally, the Trust has replaced the "Other Pooled Investment Vehicles" disclosure in the principal risk in the Summary section with the following:

Canadian ETF Risk – Canadian ETFs that provide exposure to Bitcoin are subject to many of the same risks as a direct investment in Bitcoin. Additionally, shares of these ETFs may trade at a premium or discount from the value of their underlying investments, may become illiquid, may or may not be correlated with the price of Bitcoin or Bitcoin futures contracts, and may be highly volatile. If the Fund invests in an ETF, the Fund's shareholders will indirectly bear the Fund's proportionate share of the fees and expenses paid by that ETF, in addition to the fund's own fees and expenses. In addition, Canadian ETFs are not regulated under the 1940 Act, the Securities Act of 1933, as amended, or any other U.S. federal or state securities laws. Therefore, the Fund's investments in these vehicles will not benefit from the protections and restrictions of such laws.

Finally, the Trust has revised the first sentence of the first paragraph of the "Principal Investment Strategies" in the Statutory Prospectus as follows:

The Fund seeks to provide capital appreciation ~~primarily through actively managed exposure to~~ by investing all or substantially all of its assets through actively managed exposure to Bitcoin futures contracts. In limited circumstances, for example to manage inflows and outflows or respond to unusual market conditions or increases in margin requirements, the Fund also may invest in the securities of ETFs organized and listed for trading in Canada that provide exposure to the spot price of Bitcoin. For example, the Fund may invest in Purpose Bitcoin CAD ETF, CI Galaxy Bitcoin ETF, and Bitcoin ETF. Under normal market conditions, the Fund intends to invest no more than 10% of its assets in such ETFs.

The Advisor believes the Canadian ETFs in which the Fund may invest would satisfy the concerns expressed by the Staff with respect to valuation, liquidity, and custody. Specifically, such ETFs are regulated securities and trade on regulated Canadian listing exchanges, have readily available intra- and end of day prices, and have demonstrated sufficient liquidity. In addition, as ETFs, additional liquidity is available through the standard ETF creation, redemption and arbitrage process. The ETF shares themselves would be held by the Fund's custodian through its sub-custody network.

14.Comment: With respect to Money Market Instruments, please provide corresponding risk disclosure.

Response: The Trust has revised the disclosure to include the following risk in the Summary

Section:

Money Market Instruments Risk — Money market instruments may be adversely affected by market and economic events or a negative return on cash holdings. Adverse economic, political, or other developments affecting issuers of money market instruments or defaults by transaction counterparties may also have a negative impact on the performance of such instruments. Each of these could have a negative impact on the performance of the Fund.

15.Comment: With respect to Bitcoin Risk, please explain supplementally how the fund would have operated on May 19, 2021.

Response: The Advisor believes the Fund would have operated as expected if it had been in operation on May 19, 2021 and would not have experienced any significant issues obtaining appropriate investment exposure, exiting its positions, honoring redemptions (if any) or calculating a net asset value ("NAV").

While there was significant volatility in Bitcoin and Bitcoin futures contracts on May 19th and the front-month CME Bitcoin futures contracts experienced two temporary trading halts, trading continued throughout the day with significant volume and a closing price was reported. Specifically, the notional traded value that day based on the volume weighted average price was $4.8 billion and open interest in the contracts on May 19, 2021 only declined by 0.39% or 103 contracts as compared to the day before – indicating that there was significant interest on both sides of the trade from both buyers and sellers on May 19th. Additionally, as noted in the charts provided in response to Comment 8, the 1-month correlation between the price of Front Month CME Bitcoin futures contracts and the underlying on May 19th (0.9908) was higher than the full sample correlation over the six month period (0.9859). This indicates that notwithstanding the volatility in the market on May 19th, the price of Front Month CME Bitcoin futures was highly correlated to the price of the underlying.1

In light of this liquidity and the estimated Fund size, the Advisor believes the Fund would have been able to obtain the desired futures exposure and exit its positions, if necessary. The Advisor further notes that as an actively managed strategy, the Fund is not required to enter or exit positions if, in its judgement, it cannot do so at a reasonable price.

Additionally, the CME reported a closing price for CME Bitcoin futures which would have allowed the Fund to calculate an end-of-day NAV. As a result, the Advisor believes the market events would not have impacted the liquidity profile of the Fund, the ability of the Fund to obtain appropriate investment exposure or meet redemption requests, the ability of the Fund to calculate NAV or otherwise had a material adverse impact on the operations of the Fund.

16.Comment: With respect to Bitcoin Risk, please include risk disclosure with respect to "forks" and "airdrops"; a 51% attack; Bitcoin whales and concentrated ownership; and potential theft.

Response: The Trust has revised the Bitcoin Risk as follows:

Bitcoin Risk – Bitcoin is a relatively new innovation and the market for Bitcoin is subject to rapid price swings changes and uncertainty. The further development of the Bitcoin

1The Staff requested the Advisor provide information on the total number of open and closed positions on May 19, 2021. The Advisor is unable to provide this information as it does not have access to the applicable data at this time.

Network and the acceptance and use of Bitcoin are subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of the development of the Bitcoin Network, or the acceptance of Bitcoin may adversely affect the price of Bitcoin. Bitcoin is subject to the risk of fraud, theft, manipulation or security failures operational, or other problems ~~experienced by~~ that impact Bitcoin trading venues. Additionally, if one or a coordinated group of miners were to gain control of 51% of the Bitcoin Network, they would have the ability to manipulate transactions, halt payments and fraudulently obtain Bitcoin. A significant portion of Bitcoin is held by a small number of holders sometimes referred to as "whales". These holders have the ability to manipulate the price of Bitcoin. Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, Bitcoin and Bitcoin trading venues are largely unregulated. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation and investors ~~In addition, Bitcoin trading venues~~ may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. ~~exchanges for more traditional assets.~~ Over the past several years, a number of Bitcoin trading venues have been closed due to fraud, failure, or security breaches. Investors in Bitcoin may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses. Legal or regulatory changes may negatively impact the operation of the Bitcoin Network or restrict the use of Bitcoin. The realization of any of these risks could result in a decline in the acceptance of Bitcoin and consequently a reduction in the value of Bitcoin, Bitcoin futures, and the Fund. Finally, the creation of a "fork" (as described above) or a substantial giveaway of Bitcoin (sometimes referred to as an "air drop") may result in a significant and unexpected declines in the value of Bitcoin, Bitcoin futures, and the Fund.

Additionally, the Trust has added the following to the "Bitcoin and Bitcoin Futures Risk" in the "Additional Information Regarding Principal Risks" section of the Statutory Prospectus.

Largely unregulated marketplace - Bitcoin, the Bitcoin Network and the Bitcoin trading venues are relatively new and, in most cases, largely unregulated. As a result of this lack of regulation, individuals, or groups may engage in insider trading, fraud, or market manipulation with respect to Bitcoin. Such manipulation could cause investors in Bitcoin to lose money, possibly the entire value of their investments. Over the past several years, a number of Bitcoin Exchanges have been closed due to fraud, failure or security breaches. The nature of the assets held at Bitcoin trading venues make them appealing targets for hackers and a number of Bitcoin trading venues have been victims of cybercrimes and other fraudulent activity. These activities have caused significant, in some cases total, losses for Bitcoin investors. Investors in Bitcoin may have little or no recourse should such theft, fraud or manipulation occur. There is no central registry showing which individuals or entities own Bitcoin or the quantity of Bitcoin that is owned by any particular person or entity. There are no regulations in place that would prevent a large holder of Bitcoin or a group of holders from selling their Bitcoins, which could depress the price of Bitcoin, or otherwise attempting to manipulate the price of Bitcoin or the Bitcoin Network. Events that reduce user confidence in Bitcoin, the Bitcoin Network and the fairness of Bitcoin venues could have a negative impact on the price of Bitcoin and the value of an investment in the Fund.

17.Comment: With respect to Bitcoin Risk, please clarify why Bitcoin trading venues are more exposed to the risk of market manipulation than exchanges for more traditional assets.

Response: Please see the Trust's response to Comment 16.

18.Comment: With respect to Bitcoin Risk, please disclose the risks related to the current lack of regulation of the underlying market for Bitcoin.

Response: Please see the Trust's response to Comment 16.

19.Comment: With respect to the Fund's investments in Bitcoin Futures:

(a)Please supplementally disclose the anticipated liquidity classification under Rule 22e-4 of the Bitcoin futures contracts in which the Fund intends to invest and the rationale for that classification.

(b)Please explain supplementally how the Fund determines that its investment strategy is appropriate for the open-end structure. Please include in your response general market data on the types of investments the Fund will invest in and information concerning the relevant factors in Rule 22e-4.

(c)Please also discuss the Board's consideration of the open-end strategy.

(d)Additionally, given that market liquidity remains an area of focus for the Staff, does the Fund have a plan to limit its size to assure that it can meet liquidity demands or limit its ability to become so large as to require more liquidity to meet redemptions than the market can provide. If yes, please describe the Fund's plan. If not, please explain why not.

Response:

(a)As mentioned above, the Advisor notes that the market for Bitcoin futures has grown significantly since such contracts began trading. In May 2021, the average daily notional volume and open interest in the front-month CME Bitcoin futures was $2.12 billion and $1.33 billion, respectively. The Advisor further notes that CME Bitcoin futures are cash settled, typically on a t+0 basis. The front-month, cash-settled Bitcoin futures contracts in which the Fund invests are expected to be classified as "highly liquid". Under current market conditions and at the level at which the Fund is expected to invest, the Fund expects that positions in significant size would to be convertible to cash in three business days or less without the conversion to cash significantly changing the market value of such contracts.

(b)As noted, the Advisor expects the Bitcoin futures contracts in which the Fund invests would be considered highly liquid under current market conditions. The Fund's liquidity program administrator will continue to evaluate the liquidity of the Fund's investments under both normal and reasonably foreseeably stressed conditions in light of the factors set forth in Rule 22e-4 and the Fund's portfolio investments. As noted above, Bitcoin futures are cash settled, typically on a t+0 basis. In addition, the Advisor notes that since Bitcoin futures are purchased on margin, a significant portion of the Fund's assets typically will be held in money market instruments and will be readily available to meet redemption requests. Even during stressed markets, such as the market for Bitcoin futures on May 19, 2021, there was ample liquidity in the market for front-month CME Bitcoin contracts at the level at which the Fund is expected to invest.

(c)On July 15 and 16, 2021, a meeting of the Fund's Board was held to consider and discuss the organization of the Fund as a new open-end series of ProFunds, the Fund's investment objective, principal investment strategies and related matters. Representatives of the Advisor, counsel to the Trust and counsel to the independent Trustees participated in the meeting. The Board discussed, among other things, (i) the Fund's investment objective and principal investment strategies, including the Fund's investment in CME bitcoin futures contracts through the Cayman subsidiary, use of reverse repurchase agreements, and investments in Canadian ETFs, (ii) the current, historic, and expected liquidity of CME bitcoin futures contracts and the fact that such contracts typically settle on t+0, (iii) the treatment of CME bitcoin futures contracts under the Fund's Liquidity Risk Management Program, (iii) the composition of the Fund's portfolio and the ability of the Fund to meet redemption requests, (iv) the volatility of CME bitcoin futures and the high margin requirements applicable to such contracts, (v) the exchange position limits currently applicable to CME futures contracts, (vi) the "capacity constraints" these limits potentially place on the size of the Fund, (vi) the possibility such exchange position limits could be changed as the market for bitcoin futures develops and additional funds and other participants enter the market, (vii) the management of the Fund's portfolio if the Fund were to near or reach such capacity constraints or experience market illiquidity, and (viii) the intention to close the Fund to new investment if the Fund reaches such capacity constraints. In light of the above, the Board, including a majority of the independent Trustees, approved the organization of the Fund as a new open-end series of ProFunds, its investment objective and principal investment strategies, as well as related matters. In addition, as required by the Fund's Liquidity Risk Management Program, the liquidity program administrator has determined that the Fund's strategy was appropriate for an open-end fund based on an assessment of the factors listed above.

(d)Currently, the Advisor does not anticipate that liquidity of Bitcoin futures will have any material negative impact on the ability of the Fund to achieve its investment objective or meet redemption requests. The Advisor notes that current position limits established by the CME for front-month Bitcoin contracts is 2,000 contracts, which equates to approximately $350 million. These position limits and the associated position accountability levels place a practical limit on the number of contracts the Fund can obtain. As discussed in "Investment Capacity Risk" in the Summary Prospectus, should the Fund approach these accountability limits or experience limited liquidity in the Bitcoin futures market, the Advisor may close the Fund to new investments.

20.Comment: With respect to Bitcoin Futures Risk, please explain supplementally how the collateral requirements and daily limits could result in losses for the Fund.

Response: The collateral requirements may limit the Fund's ability to achieve its desired exposure. If the Fund is unable to meet its investment objective, the Fund's returns may be less than an investor's expectation. Additionally, the collateral requirements may require the Fund to liquidate its position when it otherwise would not do so. The Trust has revised the last sentence in the Bitcoin Futures Risk as follows:

Bitcoin Futures are subject to collateral requirements and daily limits that may limit the Fund's ability to achieve the desired exposure. If the Fund is unable to meet its investment objective, the Fund's returns may be lower than expected. Additionally, these collateral requirements may require the Fund to liquidate its position when it otherwise would not do so.~~, resulting in losses or otherwise preventing the Fund from achieving its objective.~~

21.Comment: With respect to Pooled Investment Vehicle Risk, please include risk disclosures for ETFs and Closed-End Funds. Additionally, depending on the level of investment in these vehicles, please consider if related risk disclosure is necessary. Finally, please revise the risk as appropriate to reflect actual investments.

Response: The Trust has replaced the reference to Pooled Investment Vehicles Risk from the Summary Prospectus in response to the changes made in connection with Comment 13.

22.Comment: With respect to Pooled Investment Vehicles Risk, please identify the "other investment vehicles" and include corresponding strategy and risk disclosures or remove the disclosure if appropriate.

Response: References to Pooled Investment Vehicles Risk have been removed and the corresponding strategy and risk disclosures with respect to Canadian Exchange Traded Funds have been added in response to Comment 13.

23.Comment: Supplementally, please describe the Fund's plan for coming into compliance with Rule 18f-4 including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative or absolute VaR test. Please disclose supplementally the Fund's designated reference index for VaR calculation purposes.

Response: The Fund intend to comply with Rule 18f-4 at the time the Fund is launched. The Fund will adopt and implement a written derivatives risk management program, which will include policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program will be administered and overseen by a committee that will be designated as the derivatives risk manager. The program will identify and provide an assessment of the Fund's derivatives usage and risks as they pertain to both Bitcoin futures contracts and reverse repurchase agreements. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on the Fund's futures exposure; (2) monitoring and assessment of the Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund's counterparties and FCMs; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, backtesting, internal reporting and escalation, and periodic review in compliance with Rule 18f-4.

The Fund anticipates that it will use and comply with a relative VaR test and anticipates using the CF Bitcoin-Dollar US Settlement Price as its designated index. The designated index is administered by CF Benchmarks, Ltd, a leading provider of cryptocurrency indices. CF Benchmarks is not an affiliated person of the Advisor and the designated index was not created at the request of the Fund or the Advisor. CF Bitcoin-Dollar US Settlement Price is a benchmark index price for Bitcoin that aggregates trade data from multiple Bitcoin-USD markets operated by major cryptocurrency exchanges that conform to the CF Constituent Exchange Criteria.2 The Fund uses this as its designated index because, among other reasons, it is calculated using much the same methodology as the settlement price underlying the CME bitcoin futures contracts in which the Fund invests and is calculated daily as of 4:00 p.m. – the same time the Fund calculates its NAV and conducts VaR testing.

24.Comment: With respect to Counterparty Risk, please confirm that the clearing organizations for listed futures contracts are "derivatives clearing organizations".

Response: The Trust has revised the disclosure as follows:

2See, https://www.cfbenchmarks.com/indices/XBTUSD_US_RR.

The counterparty to a listed futures contract is the derivatives clearing organization for the listed futures, which is held"

25.Comment: Supplementally, please explain the Fund's plans for liquidity management generally, including during both normal and reasonably foreseeable stressed conditions.

Response: As required by the Fund's Liquidity Risk Management Program, the Fund's liquidity program administrator will evaluate the liquidity of the Fund's investments under both normal and reasonably foreseeably stressed conditions taking into consideration factors including short-term and long-term cash flow projections, the Fund's money market instrument holdings, the Fund's concentration in Bitcoin futures contracts, the Fund's investments in Canadian ETFs, the Fund's access to borrowing and use of reverse repurchase agreements, and the size of the Fund's holdings and anticipated purchases and redemptions in relation to the market for CME Bitcoin futures contracts.

26.Comment: With respect to "Investment Capacity Risk" in the Summary section, please clarify whether the margin requirements and position limits imposed by the Fund's FCMs are based on the number of contracts held or based on a percentage of assets. Please clarify whether the limits are imposed by the CME and the CFTC.

Response: The Trust respectfully declines to disclose in the Summary section that the margin requirements and position limits imposed by the Fund's FCMs are based on the number of contracts held or based on a percentage of assets. The Trust believes such disclosure is unnecessarily technical and potentially confusing for investors. The Trust will include such disclosure in the Statutory Prospectus.

With respect to the request to clarify which entity may impose such limits, the Trust has revised the disclosure as follows:

Investment Capacity Risk – If the Fund's ability to obtain exposure to ~~Bitcoin-related investments~~ Bitcoin futures contracts consistent with its investment objective is disrupted for any reason including, limited liquidity in the Bitcoin futures market, or as a result of margin requirements or position limits imposed by the Fund's FCMs, the CME, or the CFTC, the Fund would not be able to achieve its investment objective and may experience significant losses. The Advisor may, in its sole discretion".

27.Comment: With respect to the Management discussion, please including the month and year.

Response: The Trust has revised the disclosure as follows:

The Fund is advised by ProFund Advisors. Alexander Ilyasov, Senior Portfolio Manager, and James Linneman, Portfolio Manager, have jointly and primarily managed the Fund since ~~its inception~~ July 2021.

Investment Objective, Principal Investment Strategies and Related Risks

28.Comment: With respect to principal investment strategies, please clarify what is meant by "traditional fundamental analysis."

Response: The referenced phrase has been deleted and the Trust has revised the disclosure as follows:

In seeking to achieve the Fund's investment objective, ProFund Advisors, LLC ("ProFund Advisors" or the "Advisor") takes into consideration, among other things, the relative liquidity of and costs associated with ~~Bitcoin-related investments~~ Bitcoin futures contracts as well as regulatory requirements imposed by the Securities and Exchange Commission and the Internal Revenue Service. The Advisor does not ~~conduct traditional fundamental analysis in managing the Fund other than for cash management purposes nor does it~~ conduct conventional investment research or analysis".

29.Comment: With respect to the description of Bitcoin in the Statutory Prospectus, please clarify that at this time Bitcoin has limited functional utility. Additionally, please clarify the limits on the supply of Bitcoin.

Response: The Trust has added the following sentence to the middle of the first paragraph:

As of the date of this Prospectus, the adoption of Bitcoin for these purposes has been limited.

Additionally, the Trust has added the following sentences to the end of the second paragraph:

By design, the supply of Bitcoin is limited to 21 million Bitcoins. As of the date of this Prospectus, there are approximately 19 million Bitcoins in circulation.

30.Comment: With respect to the disclosure of a Rule 35d-1 policy in the Statutory Prospectus, please clarify whether the Fund is subject to an 80% policy. The Staff notes that no such policy is described in the Summary Section of the Prospectus.

Response: The Fund has deleted the references to the Rule 35d-1 policy.

31.Comment: With respect to the description of Bitcoin Futures in the Statutory Prospectus, please revise the parenthetical in the second paragraph to "known as".

Response: The Trust has revised the disclosure as requested.

32.Comment: With respect to the description of Bitcoin Futures, please clarify what is meant by "higher" margin requirements to highlight the significantly higher margin requirements for CME Bitcoin futures. Additionally, please clarify that an FCM may impose higher margin requirements than the CME. Finally, please disclose the impact of high margins on the Fund's ability to achieve its target exposure.

Response: The Trust has revised the second paragraph in the section entitled "Bitcoin Futures" as follows:

The Fund generally deposits cash (sometimes called "margin") with an FCM for its open positions in futures contracts. The margin requirements or position limits may be based on the notional exposure of the futures contracts or the number of futures contracts purchased. The FCM, in turn, generally transfers such deposits to the clearing house to protect the clearing house against non-payment by the Fund. "Variation Margin" is the amount of cash that each party agrees to pay to or receive from the other to reflect the daily fluctuation in the value of the futures contract. The clearing house becomes substituted for each counterparty to a futures contract and, in effect, guarantees performance. In addition, the FCM may require the Fund to deposit additional margin ~~collateral~~ in excess of the clearing house's requirements for the FCM's own protection. Margin requirements for CME Bitcoin Futures are substantially higher than margin requirements for many other types of futures contracts.

The Trust respectfully declines to disclose the risk of high margins on the Fund's ability to achieve its target exposure in this section and directs the Staff's attention to the full paragraph on page 11 of the Prospectus directly addressing margin requirements and position limits. This paragraph states:

Margin requirements and position limits applicable to Bitcoin futures contracts – Margin levels for Bitcoin futures contracts are substantially higher than the margin requirements for more established futures contracts. Additionally, the FCMs utilized by the Fund may impose margin requirements in addition to those imposed by the exchanges. Margin requirements are subject to change and may be raised in the future by the exchanges and the FCMs. High margin requirements could prevent the Fund from obtaining sufficient exposure to Bitcoin futures and may adversely affect its ability to achieve its investment objective. Further, FCMs utilized by the Funds may impose limits on the amount of exposure to futures contracts the Fund can obtain through such FCMs. If the Fund cannot obtain sufficient exposure through its FCMs, the Fund may not be able to achieve its investment objective.

33.Comment: With respect to the Fund's Rule 35d-1 policy, please clarify whether the Fund will invest in options or options on futures.

Response: The Trust does not intend to invest in options or options on futures and has deleted this disclosure in response to Comment 30.

Statement of Additional Information

34.Comment: With respect to the discussion of swaps in the Investment Policies, Techniques and Related Risks section, please supplementally explain if the Fund intends to use swaps and if so how that fits into the investment strategy.

Response: The Fund does not currently intend to use swap and has removed the reference to the use of swaps from the Statement of Additional Information.

35.Comment: With respect the Fund's fundamental investment restrictions:

(a)Please confirm whether the Fund has a fundamental investment restriction with respect to investment in real estate. If yes, please include.

(b)Please note that compliance with these fundamental investment restrictions will be determined at the time of purchase or sale of a security, except with respect to the restriction on concentration, which must be satisfied on a continuous basis.

(c)Please disclose the Fund's non-fundamental investment restrictions, including whether it may be changed without the Trust's board with shareholder approval.

(d)Please disclose whether the Fund may not invest in securities issued by other investment companies as defined by the 1940 Act except to the extent permitted by applicable law and whether the Fund may not rely on Section 12(d)(1)(F) and Section 12(d)(1)(G) of the 1940 Act.

(e)The Staff notes that the Fund's fundamental investment policy states that the Fund will not concentrate, but the Fund's investment strategy intends to be fully exposed to Bitcoin futures and Bitcoin investment vehicles. Please explain supplementally how the Fund's policy not to concentrate is consistent with the Fund's investment strategy.

Response:

(a)In response to this comment, the Trust has replaced the referenced section in the SAI with the following:

The Fund has adopted certain investment restrictions as fundamental policies that cannot be changed without a "vote of a majority of the outstanding voting securities" of the Fund. The phrase "majority of outstanding voting securities" is defined in the 1940 Act as the lesser of:

(i) 67% or more of the shares of the Fund present at a duly-called meeting of shareholders, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (ii) more than 50% of the outstanding shares of the Fund. (All policies of the Fund not specifically identified in this SAI or its Prospectus as fundamental may be changed without a vote of the shareholders of the Fund.) For purposes of the following limitations (except for investment restriction 1), all percentage limitations apply immediately after a purchase or initial investment.

The Fund may not:

1.Make investment of more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issues in any particular industry, except that the Fund may invest more than 25% of its total assets in investments that provide exposure to Bitcoin and/or Bitcoin futures contracts.

2.Make investments for the purpose of exercising control or management.

3.Purchase or sell real estate, except that, to the extent permitted by applicable law, the Fund may invest in securities directly or indirectly secured by real estate or interest therein or issued by companies that invest in real estate or interests therein.

4.Make loans to other persons, except that the acquisition of bonds, debentures or other corporate debt securities and investment in government obligations, commercial paper, pass-through instruments, certificates of deposit, bankers' acceptances and repurchase agreements and purchase and sale contracts and any similar instruments shall not be deemed to be the making of a loan, and except further that the Fund may lend its portfolio securities, provided that the lending of portfolio securities may be made only in accordance with applicable law and the guidelines set forth in the Prospectus and this SAI, as they may be amended from time to time.

5.Issue senior securities to the extent such issuance would violate applicable law.

6.Borrow money, except that the Fund (i) may borrow from banks (as defined in the 1940 Act) in amounts up to 33 1/3% of its total assets (including the amount borrowed), (ii) may, to the extent permitted by applicable law, borrow up to an additional 5% of its total assets for temporary purposes, (iii) may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities, (iv) may purchase securities on margin to the extent permitted by applicable law, and (v) may enter into reverse repurchase agreements. The Fund may not pledge its assets other than to secure such borrowings or, to the extent permitted by the Fund's investment policies as set forth in the Prospectus and this SAI, as they may be amended from time to time, in connection with hedging transactions, short sales, when-issued and forward commitment transactions and similar investment strategies.

7.Underwrite securities of other issuers, except insofar as the Fund technically may be deemed an underwriter under the 1933 Act, as amended, in selling portfolio securities.

8.Purchase or sell commodities or contracts on commodities, except to the extent the Fund may do so in accordance with applicable law and the Fund's Prospectus and SAI, as they may be amended from time to time.

Obligations under futures contracts, forward contracts and swap agreements that are "covered" consistent with any SEC guidance currently in effect, including any SEC Staff no-action or interpretive positions, will not be considered senior securities for purposes of a Fund's investment restriction concerning senior securities.

(b)In response to this comment, the Trust has replaced the section in the SAI as noted in sub- section (a).

(c)The Trust notes that the Fund is not subject to any non-fundamental investment policies, but confirms that if one is adopted, the Trust will disclose the non-fundamental policy as required.

(d)The Trust notes that the Fund does not have a fundamental investment restriction related to investments in other investment companies. The Trust directs the Staff's attention to the discussion in the SAI on pages 18 and 19 where the limits on investments in other investment companies is discussed.

(e)In response to this comment, the Trust has replaced the section in the SAI as noted in sub- section (a).

35.Comment: With respect to the Fund's Code of Ethics, please confirm whether the Fund's Code of Ethics applies to transaction in Bitcoin and Bitcoin futures and whether employees are required to pre-clear such transactions.

Response: The Trust confirms that the Trust's Code of Ethics applies to transactions in Bitcoin futures. The transactions of Access Persons are monitored for compliance with applicable requirements and restrictions but are not subject to pre-clearance.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Kristen Freeman

ProShare Advisors LLC Director, Counsel